SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                        Swifty Carwash & Quik-Lube, Inc.
             (Exact name of registrant as specified in its charter)

                         Florida                 65-078-3722
            (State or other jurisdiction of (I.R.S. Employer Identi-
             incorporation or organization)      fication No.)


                  17521 Crawley Road, Odessa, Florida     33556
               (Address of principal executive offices) (Zip Code)


       Registrant's telephone number, including area code: (813) 926-1603

                     Securities to be registered pursuant to
                           Section 12(b) of the Act:

                                      n.a.

                     Securities to be registered pursuant to
                           Section 12(g) of the Act:

                                (Title of class)

               Title of each class Name of each exchange on which to be so registered each class is to be registered

                         Common stock, $.0001 par value

                  Class A Common Stock Warrants, $.01 par value

                                     Part I
                                 Alternative 2

Item 6. Description of the Business.

Swifty Carwash is a Florida Corporation formed on September 23, 1997. Steele Holdings, Inc. was a Florida Corporation having Rachel Steele as its sole shareholder. On January 20, 1998, the Company and Steele Holdings, Inc., were reorganized with all the assets of Steele Holdings being transferred into Swifty Carwash & Quik-Lube, Inc. (the "Company"). Shares of Steele Holdings were exchanged on a one to 1,000 basis. Steele Holdings had 6,000 shares of common stock outstanding at the time of its reorganization with the Company.

The Company was formed to develop, own and operate a chain of full-service car washes and express oil change centers (the "Centers"). The Company's founders plan to capitalize on various trends that they believe will create demand for the auto-related products and services to be provided by the Centers. One such trend is the steady reduction in the number of gas stations providing routine automobile maintenance such as oil changes. Thousands of the traditional, full-service stations have closed and many others have been converted to self-service stations offering no maintenance services. A second trend is the increased demand for convenience created by Americans' busier lifestyles. A majority of U.S. households now have two working spouses or a single working adult. Work and family responsibilities have both reduced spare time and increased the dependence on automobile transportation. As a result, fewer and fewer Americans are taking the time to change their own oil and/or wash their cars at home. Several companies have attempted to exploit these trends by opening stand-alone car washes or quick-lube centers. The Company believes that a market niche exists for the combination of these two services at one establishment. Accordingly, the Company anticipates that its full service Centers will be designed to fill this niche by offering a car wash, oil change and fluid check within a 15 to 20 minute period, all without an appointment.

The Company anticipates that each Center will contain a full service carwash, car detailing station, oil change and lube bays and a retail area. The Centers will be designed so that cars can drive through the oil and lube bays and then drive through the carwash. The oil change and lube areas will be located in two or three bays designed and equipped to provide oil and filter changes, lubrication and replacement of most engine fluids. The service bays will each feature a basement in order to eliminate the need for hydraulic lifts and allow more than one technician to work on the car simultaneously. To increase efficiency, one technician will work from the basement and another technician will work at ground level. In addition to changing the oil, the technicians will also lubricate the chassis, check and fill the transmission, brakes, differential, power steering, window washer and battery fluids, check the air filter and inflate the tires to the proper pressure. The Company plans to have each Center use top-quality replacement motor oils, lubricants and filters as part of its standard oil change. The Centers will be designed and stocked to service almost every kind of vehicle, including foreign and older vehicles. Certain parts and supplies offered by the Company will be sold on a consignment basis, thereby reducing the amount of capital required for inventory.

The Company anticipates that each Center will be equipped with a 100-foot fully automatic conveyer featuring touch free equipment. The equipment will be fully computerized and will feature the latest technology in automated carwash equipment. Each car will be vacuumed prior to entering the wash and window interiors will be manually cleaned after the car exits the wash. Customers will also be given the opportunity to choose from a variety of optional services such as tire and interior treatment. The Company anticipates that each Center will also feature a separate station providing complete auto detailing on an expedited basis.

The Company plans for each Center to feature a customer lounge as well as a snack bar with coffee, espresso and related items. The lounge will include a retail area which will display a complete line of novelty and unique accessories. From windows located along one wall of the retail area, customers will be able to watch their cars as they are being washed.

The Company plans to use a computerized point of sale computer system in each Center, enabling the Company's management to identify strengths and weaknesses in each Center's operation. The computer system will also track customer data, sales and employee information. Each Center's computer system will eventually be linked to the Company's home office so that results can be analyzed by the Company's management on a daily basis.

In addition to the Company's full-service Centers, the Company may in the future develop one or more self-service Centers. The self-service Centers would be placed in locations that are not large enough to otherwise be usable for a full-service Center. Self-service Centers would probably consist of a series of four to five bays in which customers can wash their own cars using a devise that emits soap, pressurized water and wax. In addition, one bay may be dedicated to a touchless carwashing machine. The Company has not determined when it may develop self-service Centers, if ever, and accordingly, has not provided for the development of self-service Centers in its business plans described herein. Unless expressly stated otherwise, the use of the term "Center" throughout this Registration Statement means a full-service Center, not a self-service Center.

The  Company is  currently  constructing  its  prototype  Center in Palm  Harbor
Florida on real property owned by the Company (hereinafter the "Prototype Center"). The approximately one (1) acre site was purchased for $312,500. The purchase contract with Steele Holdings is attached. The land was transferred to the Company along with Steele Holdings' other assets in its reorganization. The Company has entered into a contract in the amount of $15,500 with Oliveri Architects for the design of the Prototype Center. The design contract is attached. Equipment for the Prototype Center in the amount of $271,000.10 has been purchased from O'Hanrahan Consultant's, Inc. The contract, which is attached, provides for assistance with construction of the carwash and installation and operation of the equipment. The first Center is 85% constructed and is scheduled to open on approximately December 1, 1998. Letters of intent have been issued regarding acquisition of other Center sites but none have been agreed upon as of November 20, 1998.

The Company has spent approximately $200 on demographic surveys of the area surrounding the first Center in Palm Harbor, Florida. No other funds have been spent on product or service research by the Company.

The Company currently has no employees. However, it has agreements for services with Donald Hughes, Raymond Lipsch and Stanley Rabushka all of whom are officers or founding shareholders in the Company. Copies of each of these agreements are described below and attached hereto as exhibits.

The Company currently anticipates that each Center will have approximately 15-20 full and part-time employees, consisting of one manager, two assistant mangers, five to seven clerical and sales personnel and seven to ten employees in the Center's carwash and oil change operations.

The Company is in the development stage of conducting its business. Its operations are subject to various risks inherent in any start-up enterprise with no operating history. New ventures, such as the Company, frequently encounter unforeseen problems which often require more time and capital than budgeted, and are subject to all of the risks inherent in the organization of a new business venture. As a result of its developmental nature and its limited history, the Company may be expected, at least initially, to continue to sustain operating losses.

The officers and directors of the Company have no experience operating a business of this type. The Company is working with consultants who have experience in the industry: John Oster, and Edward O'Hanrahan. O'Hanrahan's contract is discussed below. John Oster will be given 10,000 shares of the Company's restricted common stock in exchange for consulting regarding carwash start-up and operation for a period of one year. His contract is attached hereto. There are other carwash companies and car lube companies with more operating experience and financial resources than the Company. Currently, no revenue has been received by the Company from operations. There can be no assurance that the Centers will be profitable.

The Company's business plan for the twelve months following registration consists of completing the development of its first six Centers and the standard operating policies and procedures that will be applicable to all Centers. The Company anticipates that as the fifth and sixth Centers are being developed, the Company will also open a centralized administrative office.

The Company anticipates that it will be able to complete the first Center without the funds from its private offering which was completed in October 1998. The second Center will require approximately all of the funds from the Company's private offering. Funds raised from public sales of securities will be used to complete the remaining Centers.

Item 7.  Description of the Property.

The Prototype Center is currently under development and the Company anticipates that it will commence operations on approximately December 1. 1998. The first Center will be located in Palm Harbor, Florida, on U.S. Highway 19. The Company estimates that the Prototype Center will cost approximately $1.2 million dollars and the remaining Centers should cost between $800,000 and $900,000 to construct. The subject property containing the Prototype Center consists of approximately one (1) acre and has received approval from Pinellas County for site construction. A construction contract was entered into between the Company and Brandon Construction Company for the Prototype Center construction with the amount of $525,486 being paid to Brandon. The Company and Rachel Steele, President of the Company, personally, entered into a promissory note with People's Bank in the amount of $525,000 to cover the construction of the carwash. The note has a maturity date of May 1, 2014 at a rate of one (1%) percent in excess of the Prime Rate. Said note is secured by a mortgage on the land owned in Pinellas County for the construction of the Prototype Center. A copy of the note is attached. Sites for the other Centers have not been finalized.

Item 8.  Directors, Executive Officers and Significant Employees.

The following is a brief description of the educational and business experience of each director, executive officer and key employees of the Company:

Rachel L. Steele, age 30, is a Director as well as President and Secretary of the Company. Ms. Steele is a graduate of the University of Southern Florida with a degree in Business Administration. Since graduating from college in May of 1994, Ms. Steele has spent the majority of her time managing her own investment portfolio. In addition, Ms. Steele has from time to time provided certain financial consulting services to individuals and corporations.

Raymond Lipsch, age 59, is a Director, Chief Executive Officer, Chief Financial Officer and Treasurer of the Company. Mr. Lipsch attended Northwestern University at Illinois. Mr. Lipsch has over 30 years of entrepreneurial and management experience, specializing in the development of new companies, developing new divisions and re-energizing troubled ones. Since 1992, Mr. Lipsch has been engaged in the sales and marketing of insurance products, first as an independent agent, then as a sales representative for American Express. Since May 1994, Mr. Lipsch has been employed as a sales representative for Av-Med.

Donald C.  Hughes,  age 44, is a  Director  as well as a Vice  President  of the
Company. Mr. Hughes graduated from the University of Florida in 1977 with a degree in Building Construction. In 1985, Mr. Hughes formed his own construction company, Donald C. Hughes General Contractor, Inc., which has been in operation for thirteen years and which engages primarily in the development and construction of single family residences and small commercial buildings.

Stanley D. Rabushka, age 64, has been employed by the Company as a business advisor and consultant since operations began in September 1997. Mr. Rabushka graduated from Washington University in 1956 and 1958 with degrees of Bachelor of Science in Engineering Physics and Master of Arts in Mathematics. After a career involving scientific and engineering work for Emerson Electric and the United States Government, among others, Mr. Rabushka served for more than 15 years as Vice President and General Manager for Louis Cap Company, a leading manufacturer of men's headwear. Mr. Rabushka earned his Juris Doctoris degree from Saint Louis University in 1977 and has been a practicing attorney since that time with offices in St. Louis, Missouri. Mr. Rabushka, however, will not provide legal service for the Company, as the Company has retained other counsel for that purpose.

No voting arrangements exist and the above persons were selected pursuant to provisions in Article IV of the Company's By-Laws, all holding office for a period of one year or until their successors are elected and qualified. None of the officers or directors of the Company have been involved in legal proceedings during the past five years which are material to an evaluation of the ability or integrity of any director, person nominated to become a director, or executive officer of the issuer, including any state or Federal criminal and bankruptcy proceedings.

Item 9.  Remuneration of Directors and Officers.

Name of Individual         Capacities in which       Aggregate Renumeration
                               Was received

Rachel Steele                  President                     $ 96,166

Raymond Lipsch                 Consultant                    $ 72,500

Donald Hughes                  Consultant                    $210,000

None of the Company's officers currently receive a salary from the Company, and all but Ms. Steele are engaged in other enterprises on a full-time basis. Rachel Steele has received advances for services totaling $96,166 which will be repaid at a rate of eight (8%) percent interest with payments of $5,000 payable every three months beginning November 15th, 1998. A note for this advance is attached as an exhibit. Mr. Lipsch has received compensation for consulting services totaling $72,500 pursuant to his agreement for consulting services of not less then 250 hours per year which is also attached hereto as an exhibit. Don Hughes as president of Don Hughes General Contractor, Inc.,who is also a Director and Vice-President of Swifty, has entered into a contract with the Company to provide consulting services in construction and real estate for which a sum of $210,000 was deposited for his use. Mr. Hughes' contract also attached hereto provides that his Corporation will provide construction services for the Centers when agreeable to both parties.

The Company anticipates that Ms. Steele will begin receiving a salary at some point in the near future, the amount of which has not yet been determined. In addition, the remaining officers may be paid a salary at some point in the future as their responsibilities with the Company increase. At this time, the Company does not plan on paying its Board of Directors in return for their services as Directors.

Item 10. Security Ownership of Management and Certain Security Holders.

None of the officers and directors has received a salary during the past twelve months. There are no officer or director groups. The Offering referred to below is the Company's private offering of securities which was completed in October of 1998.

Title                Name and           Amount owned    Amt owned        Percent
 of                  Address             before the       After             of
Class                of Owner             Offering       Offering         Class

Common .......     Rachel L. Steele       5,940,000     5,940,000          71%
Stock

Common .......     Stanley and Arlene     1,400,000     1,400,000          17%
Stock ........     Rabushka

Common .......     Raymond Lipsch           600,000       611,520          07%
Stock

Common .......     Donald Hughes            235,000       267,720          09%
Stock

Common
Stock ........     Total                  8,175,000     8,219,240          99%

Warrants

Name of               Title and amount                    Exercise       Date
                  securities called for by                                of
Holder           options, warrants or rights                price       Exercise

Donald Hughes   Class A Common Stock  65,440                7.25        12/31/00

Raymond
Lipsch          Class A Common Stock  23,040                7.25        12/31/00

Item 11.  Interest of Management and Others in Certain Transactions.

Don Hughes' Consulting Agreement and Rachel Steele's Promissory Note are discussed in Item 9 above and included in the Exhibits.

Item 12.  Securities being Registered.

As of November 17, 1998, there are 8,394,120 shares and 318,240 Purchase Warrants outstanding. 8,235,000 shares of the Company's stock are restricted and may only be resold pursuant to Rule 144. 159,120 shares have been issued pursuant to Rule 504 without restrictive legend.

Each share of issued and outstanding stock shall entitle the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the Company upon liquidation or dissolution.

Each Warrant will entitle the holder to purchase one share of the Company's common stock at an exercise price of $7.25 per share during the period ending December 31, 2000. Each Warrant is redeemable at a price of $.01, subject to the right of the holder to exercise his, her or its purchase rights thereunder within a period of 30 days following issuance of the Company's written notice of redemption.

                                     Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

There is currently no public trading market for the Company's securities. This is the Company's initial registration statement. The approximate number of holders of record of each class of common equity securities is 28. No dividends have been declared to date. The future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. As of the date of registration none of the outstanding warrants have been exercised.

Item 2.  Legal Proceedings.

The Company is not a party to any pending legal proceedings.

Item 3.  Changes in and Disagreements with Accountants.

The Company has not had any disagreement with its independent auditor on any matter of accounting principles or practices or financial statement disclosure.

Item 4.  Recent Sales of Unregistered Securities.

Prior to its private offering, the Company sold shares to its officers and directors as set forth above. Additional sales to qualifying purchasers have been made by the officers of the Company pursuant to Regulation D, Rule 504. The Company did not pay any sales commissions or discounts to any person for the cash sales for any shares and no public solicitation was used. No underwriter has participated in the sales made to date. The total offering price was one million dollars. Each Unit sold contained 800 shares of common stock and 1,600 Common Stock Purchase Warrants. The price for each Unit was $5,000. 198.9 Units were sold for a total consideration of $994,500 was raised under the exempt offering.

Item 5.  Indemnification of Directors and Officers.

The  Company  has no  provision  for  indemnification  in its  By-Laws.  Section
607.0850 of the Florida Statutes authorizes the Company to indemnify any person if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. A Company shall have the power to indemnify any person against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof.

                                    Part F/S

The Company's financial statements for the years ended December 31, 1997 have been examined to the extent indicated in their reports by Pender Newkirk & Company, independent certified public accountants and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities Exchange Commission and are included herein.

The Company's financial statements from January 1, 1998 through September 30, 1998 are unaudited and have been prepared in accordance with generally accepted accounting principles.




                              Financial Statements

                        Swifty Carwash & Quik-Lube, Inc.
                        (A Development Stage Enterprise)

                   Periods August 13, 1997 (Date of Inception)
                           through September 30, 1998

                          Independent Auditors' Report

                        Swifty Carwash & Quik-Lube, Inc.

                              Financial Statements

                   Periods August 13, 1997 (Date of Inception)
                           through September 30, 1998











                                    Contents




Independent Auditors' Report on Financial Statements..........................

Financial Statements:

    Balance Sheets............................................................
    Statements of Operations..................................................
    Statements of Changes in Stockholders' Equity.............................
    Statements of Cash Flows..................................................
    Notes to Financial Statements.............................................

                          Independent Auditors' Report



Board of Directors
Swifty Carwash & Quik-Lube, Inc.
    (A Development Stage Enterprise)
Odessa, Florida

We have audited the accompanying balance sheet of Swifty Carwash & Quik-Lube, Inc. (a development stage enterprise) as of December 31, 1997 and the related statements of operations, changes in stockholders' equity, and cash flows for the period then ended. These financial statements are the responsibility of the management of Swifty Carwash & Quik-Lube, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swifty Carwash & Quik-Lube, Inc. as of December 31, 1997 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.




Certified Public Accountants
Tampa, Florida
January 30, 1998, except for the first paragraph of Note 6, as to which the date is February 18, 1998.

                        Swifty Carwash & Quik-Lube, Inc.
                        (A Development Stage Enterprise)

                                 Balance Sheets



                                      September 30,          December 31,
                                          1998                   1997
                                       (Unaudited)
Assets
Current assets:
    Cash and cash equivalents       $     86,649           $   357,419
    Advances to stockholder               14,500
                                    ---------------------------------------
Total current assets                     101,149               357,419
                                    ---------------------------------------

Building and equipment not
yet placed in service                    956,411                18,393
                                    ---------------------------------------

Other assets:
    Advances to stockholder,
      net of current portion              84,666
    Deposits                             243,948                18,948
    Offering costs                         8,862                10,166
    Organizational costs                     749                   749
                                     ---------------------------------------
Total other assets                       338,225                29,863
                                     ---------------------------------------

                                    $  1,395,785           $   405,675
                                     =======================================

Liabilities and Stockholders'
Equity Current liabilities:
    Accounts payable                $    287,099           $     7,705
    Income taxes payable                                           250
    Current portion of note payable        2,161
                                      ---------------------------------------
Total current liabilities                289,260                 7,955
                                      ---------------------------------------

Long-term liabilities:
    Stock payable                                               10,000
    Note payable, net of current portion 204,525
                                       ---------------------------------------
Total long-term liabilities              204,525                10,000
                                       ---------------------------------------
Stockholders' equity:
    Common stock; $.0001 par value;
    50,000,000 shares authorized;
    8,350,920 and 6,000,000 shares
    issued and outstanding at
    September 30, 1998 (unaudited)
    and December 31, 1997, respectively      835                   600
Paid in capital                        1,092,438               385,777
(Deficit) retained earnings
    accumulated during
    development stage                   (191,273)                1,343
                                       ---------------------------------------
Total stockholders' equity               902,000               387,720
                                       ---------------------------------------

                                    $  1,395,785           $   405,675
                                       =======================================

Read independent auditors' report. The accompanying notes are an integral part of the financial statements.

                        Swifty Carwash & Quik-Lube, Inc.
                        (A Development Stage Enterprise)

                            Statements of Operations



                                                                                                 Period                   Period
                                                                   Nine-Month                August 13, 1997        August 13, 1997
                                                                  Period Ended             (Date of Inception)   (Date of Inception)
                                                                  September 30,           through September 30, through December 31,
                                                                      1998                         1998                    1997
                                                                  ________________________________________________________________
                                                                   (Unaudited)                  (Unaudited)
    ...................

Operating and start-up
    expenses ......................................               $   196,036                $   198,891                $     2,855
                                                                  _________________________________________________________________

Loss from operations ..............................                  (196,036)                  (198,891)                    (2,855)

Interest income ...................................                     6,512                     10,960                      4,448

Interest expense ..................................                    (3,092)                    (3,092)
                                                                  _________________________________________________________________

(Loss) income before
    income taxes ..................................                  (192,616)                  (191,023)                     1,593

Income taxes ......................................                                                  250                        250
                                                                 __________________________________________________________________

Net (loss) income .................................               $  (192,616)               $  (191,273)               $     1,343
                                                                 ==================================================================

Loss per common share .............................               $      (.02)               $      (.03)               $      0.00
                                                                 ==================================================================

Weighted average common
    shares outstanding ............................                 8,116,243                  7,409,441                  6,000,000
                                                                 ==================================================================






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of the financial statements.

                        Swifty Carwash & Quik-Lube, Inc.
                        (A Development Stage Enterprise)

                  Statements of Changes in Stockholders' Equity

                   Periods August 13, 1997 (Date of Inception)
                           through September 30, 1998




                                                                                                                Retained Earnings
                                                                                                                   (Deficit)
                                                                           Common Stock               Paid In   Accumulated During
                                                                       Shares         Amount          Capital   Development Stage
                                                                      ____________________________________________________________
    .......................................................

Common stock issued for cash,
    August 1997 .................................................     6,000,000      $     600     $   149,400

Contributed capital for cash and
    reimbursement of expenditures,
    September 1997 .............................................                                       236,377

Income for period ...............................................                                                 $   1,343
                                                                      _____________________________________________________________

Balance, December 31, 1997 ......................................     6,000,000            600         385,777        1,343

Common stock issued January
    1998 (unaudited) ............................................     2,235,000            223          22,127

Common stock  issued  through  Regulation D
    Offering,  net of offering  costs of
    $23,304, March 1998 through September
    1998 (unaudited) ............................................       115,920             12         684,534

Loss for period (unaudited) ......................................                                                 (192,616)
                                                                     ______________________________________________________________
Balance, September 30, 1998
    (unaudited) ..................................................    8,350,920        $   835    $  1,092,438    $(191,273)
                                                                     ==============================================================










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of the financial statements.

                        Swifty Carwash & Quik-Lube, Inc.
                        (A Development Stage Enterprise)

                            Statements of Cash Flows




                                                                                      Period              Period
                                                                    Nine-Month    August 13, 1997     August 13, 1997
                                                                   Period Ended (Date of Inception) (Date of Inception)
                                                                  September 30,  through September  through December 31,
                                                                       1998          30, 1998              1997
                                                                   ______________________________________________________
                                                                   (Unaudited)      (Unaudited)
    ............................................................

Operating activities
    Net (loss) income ..........................................   $  (192,616)      $  (191,273)      $     1,343
                                                                   ______________________________________________________
    Adjustments to reconcile net (loss)
        income to net cash and cash
        equivalents (used) provided by
        operating activities:
           Increase in accounts payable ........................        36,500            36,500
           Decrease in income taxes payable ....................          (250)                                250
                                                                    _____________________________________________________
    Total adjustments ..........................................        36,250            36,500               250
                                                                    _____________________________________________________
    Net cash (used) provided by operating
        activities .............................................      (156,366)         (154,773)            1,593
                                                                    _____________________________________________________

Investing activities
    Acquisition of building and equipment ......................      (695,124)         (707,286)           (6,162)
    Advances to stockholder ....................................       (99,166)          (99,166)
    Increase in deposits, offering costs,
        and organizational costs ...............................      (223,696)         (245,644)          (27,948)
                                                                    ____________________________________________________
    Net cash used by investing activities ......................    (1,017,986)       (1,052,096)          (34,110)
                                                                    ____________________________________________________

Financing activities
    Proceeds from issuance of notes payable ....................       206,686           206,686
    Net proceeds from issuance of stock and
        contribution of cash ...................................       706,896         1,086,832           379,936
    (Increase) decrease in stock payable .......................       (10,000)                             10,000
                                                                     __________________________________________________
    Net cash provided by financing activities ..................       903,582         1,293,518           389,936
                                                                     __________________________________________________

Net (decrease) increase in cash and
    cash equivalents ...........................................      (270,770)           86,649           357,419

Cash and cash equivalents, beginning
    of period ..................................................       357,419
                                                                     __________________________________________________

Cash and cash equivalents, end of period .......................   $    86,649       $    86,649      $    357,419
                                                                     ==================================================




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of the financial statements.

                        Swifty Carwash & Quik-Lube, Inc.
                        (A Development Stage Enterprise)

                            Statements of Cash Flows

                   Periods August 13, 1997 (Date of Inception)
                           through September 30, 1998



Supplemental disclosures of noncash investing and financing activities:

    During the period August 13, 1997 (date of inception) through December 31, 1997, the Company recorded offering costs, organization costs, project costs, and equipment totaling $6,441 as contributed capital which were unreimbursed expenditures incurred by the stockholder.

    During the period August 13, 1997 (date of inception) through December 31, 1997, the Company incurred a payable in connection with the incurrence of $7,705 of capitalized offering costs.

    During the period ended September 30, 1998, the Company incurred a payable of $242,894 (unaudited) in connection with its acquisition of equipment.

    During the period ended September 30, 1998, the Company reduced paid in capital by $23,304 of offering costs.


























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of the financial statements.

                        Swifty Carwash & Quik-Lube, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                   Periods August 13, 1997 (Date of Inception)
                           through September 30, 1998




1.      Basis of Presentation and Reorganization

Steele Holdings, Inc. (a Florida corporation) was incorporated on August 13, 1997. Swifty Carwash & Quik-Lube, Inc. (a Florida corporation) was incorporated on September 23, 1997. On January 20, 1998, these companies entered into a plan of reorganization whereby Steele Holdings, Inc. transferred to Swifty Carwash & Quik-Lube, Inc. all of its assets in exchange for 6,000,000 shares of stock which represented all of the stock outstanding of Swifty Carwash & Quik-Lube, Inc. These shares were immediately distributed to the stockholder of Steele Holdings, Inc. in complete liquidation and cancellation of its stock. The accompanying financial statements reflect this reorganization in a manner similar to a pooling of interest and as though it occurred on August 13, 1997.

Since inception of the above companies, they have been in their development stage, devoting all of their efforts to the development of a car wash and oil change facility in Pinellas County, Florida.

2.      Significant Accounting Policies

The significant accounting policies followed are:

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        In the opinion of management, all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of (a) the results of operations for the nine-month period ended September 30, 1998 and the period August 13, 1997 (date of inception) through September 30, 1998, (b)

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


                        Swifty Carwash & Quik-Lube, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                   Periods August 13, 1997 (Date of Inception)
                           through September 30, 1998




2.      Significant Accounting Policies (continued)

        the financial position at September 30, 1998, and (c) cash flows for the nine-month period ended September 30, 1998 and period August 13, 1997 (date of inception) through September 30, 1998, have been made.

        Cash equivalents consist of highly liquid debt instruments purchased with a maturity of three months or less.

        The Company maintains cash accounts in excess of the Federal Deposit Insurance Corporation's insured limit of $100,000.

        Building and equipment are stated at cost. Depreciation is calculated over the useful lives of the assets. No depreciation has been recorded in the accompanying financial statements since the equipment has not been placed into service.

        During the period ended December 31, 1997, costs pertaining to the acquisition and construction of facilities had been capitalized as project costs and were transferred to building and equipment during the period ended September 30, 1998.

        Loss per share is based on the weighted average number of common shares outstanding during each period after giving effect to the recapitalization described in Note 1. The Company has implemented SFAS No. 128. There is no effect on the prior loss per share amounts based on this statement. In computing diluted earnings per share, warrants exercisable into 231,840 shares were excluded because the effects were antidilutive.

        Costs incurred in connection with the expected private placement memorandum have been capitalized as offering costs and will be offset against proceeds from the offering.

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


                        Swifty Carwash & Quik-Lube, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                   Periods August 13, 1997 (Date of Inception)
                           through September 30, 1998



2.      Significant Accounting Polices (continued)

        Organizational costs are capitalized and amortized over 60 months beginning in 1998.

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

        Certain minor reclassifications have been made in the 1997 financial statements to conform to the classifications used in 1998.


3.      Building and Equipment Not Yet Placed In Service

Building and equipment not yet placed in service consist of:

                                   September 30,         December 31,
                                       1998                  1997
                                   (Unaudited)
        Land and buildings        $   595,554
        Furniture and fixtures          9,487
        Machinery and equipment       351,370           $   10,049
        Project costs                                        8,344
                                  ---------------------------------------
                                  $   956,411           $   18,393
                                  =======================================

The Company has not recorded depreciation expense on these assets as they have not been placed in service as of September 30, 1998 (unaudited).

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


                        Swifty Carwash & Quik-Lube, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                   Periods August 13, 1997 (Date of Inception)
                           through September 30, 1998



4.      Note Payable

The note payable as of September 30, 1998 (unaudited) consists of:

        Note payable to bank;  construction  loan;  maximum  amount of $525,000;
           interest at prime plus 1.0% (9.25% at September 30, 1998); interest only through May 1999; principal and interest payments of approximately $2,100 per month beginning June 1999 through May 2014; secured by mortgage;
           personally guaranteed by the majority stockholder     $   206,686
        Less amounts currently due                                     2,161
                                                                 -----------
                                                                 $   204,525

The following is a schedule by year of the approximate principal payments required on this note as of September 30, 1998 (unaudited):

        1999                                    $     2,161
        2000                                          6,895
        2001                                          7,561
        2002                                          8,291
        2003                                          9,091
        Thereafter                                  172,687
                                                 -----------
                                                $   206,686

5.      Income Taxes

The Company anticipates a taxable loss for the year ending December 31, 1998. The Company has not recorded any benefit from this anticipated loss due to the uncertainty of its realization in the future.



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
                        Swifty Carwash & Quik-Lube, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements

                   Periods August 13, 1997 (Date of Inception)
                           through September 30, 1998



6.      Stock Offering (Unaudited)

On February 18, 1998, Swifty Carwash & Quik-Lube, Inc., the successor company, herein after referred to as "the Company," offered 160,000 shares of common stock and 320,000 common stock warrants through a private placement memorandum to raise $1.0 million. Each warrant will entitle the holder to purchase one share of the Company's common stock at $7.25 per share at any time after 30 days from their issue date through December 31, 2000. Prior to their expiration, each warrant may be redeemable by the Company at a price of $.01.

As of September 30, 1998 (unaudited), 115,920 shares of stock and 231,840 common stock warrants have been issued under the above offering.

7.      Commitments and Related Party Transactions

During the period ended September 30, 1998, subsequent to the Company's reorganization, the Company issued 2,235,000 shares of stock to directors and officers at $.01 per share (unaudited).

At September 30, 1998, the Company had $99,166 (unaudited) of advances to a stockholder. Subsequent to September 30, 1998, $96,166 of this amount was formalized into an unsecured promissory note which bears interest at eight percent (unaudited). The note is to be repaid to the Company in quarterly installments of principal and interest of $5,000 beginning on November 15, 1998 until the balance is repaid in full.

During the development stage, various individuals have performed services for the Company at no cost.

The above related party agreements are not necessarily indicative of the agreements that would have been entered into by independent parties.

During the period ended September 30, 1998, the Company entered into a contract to construct a car wash facility for a total contract price, including change orders, of approximately $546,000. As of September 30, 1998, approximately $207,000 (unaudited) of construction costs have been incurred under this contract.

On August 8, 1998, the Company entered into a consulting and contracting agreement with a stockholder whereby the stockholder will explore, investigate, and locate appropriate parcels of land and supplies of equipment on behalf of the Company. In addition, the stockholder will provide certain construction services to the Company. In exchange for these services, the Company will pay the stockholder between three and five percent of the total costs of projects which have been negotiated or performed by the stockholder. Included in deposits at September 30, 1998 is $210,000 (unaudited) paid to the stockholder in connection with this agreement.




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




                                Part III Exhibits

Item 1 Index to Exhibits......................................................

                        SWIFTY CARWASH & QUIK-LUBE, INC.
                                INDEX TO EXHIBITS

(2)Charter and By-Laws........................................................

     (a)Articles of Incorporation.............................. ..............
     (b)By-Laws...............................................................

(3)Instruments Defining the Rights of Security Holders......................None

(5)Voting Trust Agreements..................................................None

(6)Material Contracts.........................................................
     (a)Equipment Purchase Contract...........................................
     (b)Construction Contract.................................................
     (c)Architect Contract....................................................
     (d)Consulting Contract-Donald Hughes.....................................
     (e)Employment Contract-Stanley Rabushka..................................
     (f)Promissory Note - Swifty..............................................
     (g)Promissory Note - Steele .............................................
     (h)Consulting Contract-John Oster .......................................
     (i)Raymond Lipsch Contract ..............................................
     (j)Land Purchase Contract................................................

(7)Material Foreign Patents.................................................None

(12)Additional Exhibits.....................................................None

(13)Form F-X................................................................None

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Swifty Carwash & Quik-Lube, Inc.

Date:   November 20, 1998


                                              By:       /s/ Rachel Steele
                                                        -----------------------
                                                        Rachel Steele, President